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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number: 001-13782

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
           -----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

      1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148; (412) 825-1000
           -----------------------------------------------------------
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

              Participation Interests in the Westinghouse Air Brake
                          Employee Stock Ownership Plan
           -----------------------------------------------------------
            (Title of each class of securities covered by this Form)

Common Stock of Westinghouse Air Brake Technologies Corporation, par value $0.01 per share, registered under Section 12(b) of the Securities and Exchange

                                   Act of 1934
          ------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [ ]                Rule 12h-3(b)(1)(ii)    [ ]
       Rule 12g-4(a)(1)(ii)    [ ]                Rule 12h-3(b)(2)(i)     [ ]
       Rule 12g-4(a)(2)(i)     [ ]                Rule 12h-3(b)(2)(ii)    [ ]
       Rule 12g-4(a)(2)(ii)    [ ]                Rule 15d-6              [X]
       Rule 12h-3(b)(1)(i)     [X]

                  Approximate number of holders of record as of the certification or notice date: None. The Westinghouse Air Brake Employee Stock Ownership Plan was terminated on June 3, 2002 in accordance with the determination letter issued by the Internal Revenue Service on February 26, 2002.

                  Pursuant to the requirements of the Securities Exchange Act of 1934, Westinghouse Air Brake Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 27, 2002      By:  /s/ Gregory T. H. Davies
                                   -------------------------------------
                                   Gregory T. H. Davies
                                   President & Chief Executive Officer